                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   Form 11-K


                  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
                      THE SECURITIES EXCHANGE ACT OF 1934
                  for the Fiscal Year Ended December 31, 1998


                A. Full title of the plan and the address of the plan:

                      Paymentech Retirement Savings Plan
                                1601 Elm Street
                                   9th Floor
                              Dallas, Texas 75201


     B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                               Paymentech, Inc.
                                1601 Elm Street
                                   9th Floor
                              Dallas, Texas 75201

                                   Paymentech Retirement
                                   Savings Plan
-------------------------------------------------------------------------------
                                   Financial Statements and
                                   Supplemental Schedules for the Years
                                   ended December 31, 1998 and 1997
                                   with Report of Independent Auditors

                      Paymentech Retirement Savings Plan

                             Financial Statements
                          and Supplemental Schedules

                    Years Ended December 31, 1998 and 1997

                                   Contents

Report of Independent Auditors...............................................  1

Audited Financial Statements:
----------------------------

Statements of Net Assets Available for Benefits..............................  2
Statements of Changes in Net Assets Available for Benefits...................  3
Notes to Financial Statements................................................  5

Supplemental Schedules:
-----------------------

Line 27a - Schedule of Assets Held for Investment Purposes...................  9
Line 27d - Schedule of Reportable Transactions............................... 10

                        REPORT OF INDEPENDENT AUDITORS


Employee Benefits Committee
Paymentech Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Paymentech Retirement Savings Plan, as of December 31, 1998 and 1997, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1998 and 1997, and the changes in its net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1998, and reportable transactions for the year then ended, are presented for the purpose of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The Fund Information in the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the changes in net assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

                                           /s/ ERNST & YOUNG LLP

Dallas, Texas
June 1, 1999

Paymentech Retirement Savings Plan
Statements of Net Assets Available for Benefits

                                                               December 31,         December 31,
                                                                   1998                 1997
                                                              ---------------      ----------------
Assets
Investments, at fair value
       Merrill Lynch Mutual Funds
            Capital Fund Class A                                $  2,167,689          $  1,499,716
            Basic Value Fund Class A                               4,586,361             3,408,754
            Corporate Bond Fund Intermediate Term                    856,214               809,070
       Managers International Equity Fund                          1,210,813               700,626
       Merrill Lynch Retirement Preservation Trust                   781,413               644,660
       BANK ONE CORPORATION Common Stock                             235,789                81,764
       First USA, Inc. Common Stock                                        2                     -
       First USA Paymentech, Inc. Common Stock                             -                 4,473
       Paymentech, Inc. Common Stock                                 275,585               102,001
       Cash Fund                                                      98,549                21,709
       Pending Settlement Fund                                         1,344                10,395
       Participant Loan Fund                                         344,661               177,184
                                                              ---------------      ----------------
            Total investments                                     10,558,420             7,460,352

Contributions receivable from Paymentech Management
       Resources, Inc.                                                20,350                14,199
Employee contributions receivable                                     96,736                59,016
Interest receivable (payable)                                         (1,274)                1,128
                                                              ---------------      ----------------
            Total assets                                          10,674,232             7,534,695
                                                              ---------------      ----------------

Liabilities (other)                                                   20,137                     -
                                                              ---------------      ----------------

            Total liabilities                                         20,137                     -
                                                              ---------------      ----------------

       Net Assets Available for Benefits                         $10,654,095          $  7,534,695
                                                              ===============      ================

See accompanying notes.

Paymentech Retirement Savings Plan
Statement of Changes in Net Assets Available for Benefits, with
Fund Information
Year Ended December 31, 1998


                                        ------------------------------------------------------------------------------------------
                                              Merrill Lynch Mutual Funds
                                        ------------------------------------------                Merrill
                                                                    Corporate                      Lynch        BANK ONE     First
                                           Capital    Basic Value    Bond Fund     Managers      Retirement   CORPORATION  USA, Inc.
                                            Fund         Fund      Intermediate  International  Preservation     Common      Common
                                           Class A       Class A       Term       Equity Fund      Trust         Stock       Stock
                                        --------------------------------------------------------------------------------------------
Additions
Contributions:
      Employer                          $  105,012    $   186,548   $   34,746     $   59,137    $  39,687    $  16,742       -
      Employee                             617,135      1,054,705      193,835        329,620      196,462      105,612       -
Investment income                          129,493        361,405       52,765        123,392       42,618        3,994       -
Net appreciation (depreciation)
      in fair value of investments          (6,552)        91,502        7,210         50,992            -         (888)      -
Transfers between funds                    (76,397)      (154,247)      (8,376)       (10,211)      15,410       36,448       -

Deductions
Benefits paid directly to participants     153,834        416,610      244,634         71,737       66,161        7,882       -
Administrative Fees                            937          1,786          711            452          747          131       -
Other Deductions                           (54,053)       (56,090)     (12,309)       (29,446)      90,516         (130)     (2)
                                        --------------------------------------------------------------------------------------------
Net increase in net assets
      available for benefits               667,973      1,177,607       47,144        510,187      136,753      154,025       2
Net assets available for benefits
      at beginning of period             1,499,716      3,408,754      809,070        700,626      644,660       81,764       -
                                        --------------------------------------------------------------------------------------------
Net assets available for benefits
      at end of period                  $2,167,689    $ 4,586,361   $  856,214     $1,210,813    $ 781,413    $ 235,789       2
                                        ============================================================================================

                                         Fund Information
                                      --------------------------------------------------------------------------------------------
                                         First USA
                                         Paymentech,    Paymentech,
                                             Inc.          Inc.                  Participant      Pending
                                            Common        Common      Cash           Loan        Settlement
                                            Stock          Stock      Fund           Fund           Fund       Other       Total
                                      --------------------------------------------------------------------------------------------
Additions
Contributions:
      Employer                          $     -       $   20,785     $  (2,787) $       -              -        6,151   $  466,021
      Employee                                -          109,965       (12,101)         -              -       37,720    2,632,953
Investment income                             -              631           421          -              -       (2,402)     712,317
Net appreciation (depreciation)
      in fair value of investments           47           51,718              -         -              -            -      194,029
Transfers between funds                  (4,522)          (1,663)             -   212,609         (9,051)           -            -

Deductions
Benefits paid directly to participants        -            7,892        (91,212)   49,657              -       24,142      951,337
Administrative Fees                           -              146              -         -              -          220        5,130
Other Deductions                             (2)            (186)           (95)   (4,525)             -       (4,225)     (70,547)
                                      --------------------------------------------------------------------------------------------
Net increase in net assets
      available for benefits             (4,473)         173,584         76,840   167,477         (9,051)      21,332    3,119,400
Net assets available for benefits
      at beginning of period              4,473          102,001         21,709   177,184         10,395       74,343    7,534,695
                                      --------------------------------------------------------------------------------------------
Net assets available for benefits
      at end of period                  $     -       $  275,585       $ 98,549 $ 344,661        $ 1,344       95,675   10,654,095
                                      ============================================================================================

Paymentech Retirement Savings Plan
Statement of Changes in Net Assets Available for Benefits, with
Fund Information
Year Ended December 31, 1997

                                                                                      Fund Information
                                      -----------------------------------------------------------------------------------------
                                              Merrill Lynch Mutual Funds
                                      -----------------------------------------                     Merrill
                                                                    Corporate                         Lynch        BANK ONE
                                        Capital     Basic Value     Bond Fund       Managers       Retirement     CORPORATION
                                         Fund           Fund      Intermediate   International    Preservation      Common
                                        Class A       Class A         Term        Equity Fund         Trust          Stock
                                      -----------------------------------------------------------------------------------------
Additions

Contributions:
      Employer                         $   76,639    $   141,146    $   30,075     $    45,433     $    38,412    $      6,290
      Employee                            459,751        759,672       138,575         234,484         184,068          25,577
Investment income                         118,849        262,460        48,770           1,243          35,153             724
Net appreciation (depreciation)
      in fair value of investments        109,247        417,315         7,837          28,078               -          23,428
Transfer to the Plan                       79,713        735,566       432,262              -           16,110               -
Transfer from Affiliated Plan              33,140        125,140        23,553          48,833           6,153             (26)
Transfers between funds                   (35,821)       (50,273)      (78,723)         18,974          35,097         (23,826)

Deductions
Benefits paid directly to
      participants                        126,511        425,148       146,765         183,538         106,298          17,565
Administrative Fees                           533          1,225           383             298           1,497               6
Other Deductions                             (533)        (1,225)         (478)           (298)         14,824         (67,168)
                                      ----------------------------------------------------------------------------------------
Net increase in net assets
      available for benefits              715,007      1,965,878       455,679         193,507         192,374          81,764
Net assets available for benefits
      at beginning of period              784,709      1,442,876       353,391         507,119         452,286               -
                                      ----------------------------------------------------------------------------------------
Net assets available for benefits
      at end of period                 $1,499,716    $ 3,408,754     $ 809,070      $  700,626      $  644,660       $  81,764
                                      ========================================================================================

                                         -----------------------------------------------------------------------------------
                                                         First USA
                                             First       Paymentech,   Paymentech,
                                           USA, Inc.        Inc.          Inc.                     Participant    Conversion
                                            Common         Common        Common       Cash             Loan          Loan
                                            Stock          Stock         Stock        Fund             Fund          Fund
                                         -----------------------------------------------------------------------------------
Additions

Contributions:
      Employer                            $    6,061   $    10,258   $      1,927    $    (19)      $       -      $       -
      Employee                                29,842        42,024          7,669       3,490               -              -
Investment income                                165           287             50       1,025               -              -
Net appreciation (depreciation)
      in fair value of investments            19,158         1,514       (114,165)          -               -              -
Transfer to the Plan                               -             -              -           -               -         21,188
Transfer from Affiliated Plan                      -           104              -           -           6,168              -
Transfers between funds                      (19,547)      108,711        (10,566)          -          66,767        (21,188)

Deductions
Benefits paid directly to
      participants                            10,508         5,385         28,335      (6,056)         28,494              -
Administrative Fees                                7             6              -           -               -              -
Other Deductions                              66,751       245,399       (245,421)     (4,113)              -              -
                                         -----------------------------------------------------------------------------------
Net increase in net assets
      available for benefits                 (41,587)      (87,892)       102,001      14,665          44,441              -
Net assets available for benefits
      at beginning of period                  41,587        92,365              -       7,044         132,743              -
                                         -----------------------------------------------------------------------------------
Net assets available for benefits
      at end of period                     $       -     $   4,473      $ 102,001    $ 21,709       $ 177,184      $       -
                                         ===================================================================================

                                         ----------------------------------------
                                           Pending
                                          Settlement
                                             Fund          Other         Total
                                         ----------------------------------------
Additions

Contributions:
      Employer                             $      -     $   1,747     $   357,969
      Employee                                    -         5,419       1,890,571
Investment income                                 -           676         469,402
Net appreciation (depreciation)
      in fair value of investments                -             -         492,412
Transfer to the Plan                              -             -       1,284,839
Transfer from Affiliated Plan                     -             -         243,065
Transfers between funds                      10,395             -               -

Deductions
Benefits paid directly to
      participants                                -             -       1,072,491
Administrative Fees                               -             -           3,955
Other Deductions                                  -             -           7,738
                                         ----------------------------------------
Net increase in net assets
      available for benefits                 10,395         7,842       3,654,074
Net assets available for benefits
      at beginning of period                      -        66,501       3,880,621
                                         ----------------------------------------
Net assets available for benefits
      at end of period                     $ 10,395      $ 74,343     $ 7,534,695
                                         ========================================

                      Paymentech Retirement Savings Plan
                         Notes to Financial Statements
                               December 31, 1998


Note A -- Significant Accounting Policies

Basis of Accounting The financial statements of Paymentech Retirement Savings Plan, the "Plan" have been prepared on the accrual basis. Certain costs and expenses incurred with regard to the purchase, sale or transfer of investments have been borne by the Plan. All other administrative expenses have been borne by Paymentech Management Resources, Inc. (the "Plan Administrator"), a wholly owned subsidiary of Paymentech, Inc. (the "Company").

Valuation of Investments The investments of the Plan are stated at fair value based on quoted market prices, except participant loans, which are stated at cost which approximates fair value. The Merrill Lynch Retirement Preservation Trust (Note D) is a collective trust that is valued at cost, which approximates fair value as determined by Merrill Lynch Trust Company of Texas, ("Merrill Lynch"), the trustee.

Use of Estimates The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Note B -- Description of the Plan

The Plan was established effective July 1, 1996 to provide eligible employees with additional retirement income savings opportunities.

On January 20, 1997, First USA, Inc. ("First USA") and BANK ONE CORPORATION, f/k/a BANC ONE CORPORATION ("Bank One") jointly announced that an agreement had been reached for First USA to merge with Bank One. In the merger, completed June 1997, First USA merged with and into Bank One and each outstanding share of First USA, Inc. Common Stock was converted into 1.1659 shares of Bank One Common Stock at that time. The Company is a 55%-owned indirect subsidiary of Bank One. (Previously, the Company was a 57%-owned indirect subsidiary of First USA).

Effective January 1, 1997, participants of the GENSAR Technologies Inc. Employee Savings 401(k) Program (the "GENSAR Plan"), the 401(k) plan of GENSAR Technologies Inc., a subsidiary of the Company, became eligible to participate
in the Plan.   All participant balances were transferred from the GENSAR Plan to the Plan.

The Plan is a defined contribution plan intended to qualify under Section 401(a) and Section 401(k), respectively, of the Internal Revenue Code (the "Code").

Employees are eligible to participate in the Plan upon the attainment of age 18 and will be eligible to participate in the Plan on the first day of the month coinciding with or following the date of hire. The Plan limits employee contributions from 1% to 15% of an eligible employee's compensation, as defined, during each year. The deferral percentage may be changed on a quarterly basis. The Company

                      Paymentech Retirement Savings Plan
                   Notes to Financial Statements (continued)

contributes to the Plan a matching amount equal to 50% of the first 3% of eligible compensation contributed by each eligible employee. Highly compensated employees may be subject to a reduced contribution based on the deferral amounts of non-highly compensated employees.

Participant contributions and actual earnings thereon are fully vested at all times. Matching contributions made by the Company vest at the rate of 20% per year following two years of employment. Following six years of employment, an eligible employee's interest in matching contributions allocated to his or her account is fully vested. Forfeitures are used to reduce the Company's contribution. At December 31, 1998 and 1997, there were $43,673 and $100,859 of forfeitures, respectively.

Benefits may be paid under the Plan, subject to limitations and conditions imposed by the Code, upon a participant's termination of employment, retirement (early, normal or late) or death. The Plan specifies various distribution options that participants may select, including forms of annuity payments for balances in excess of $3,500 and lump-sum distributions.

The Company has the right under the Plan to discontinue contributions at any time and terminate the Plan. In the event of termination of the Plan, each participant shall have a 100% nonforfeitable interest in the value of all amounts credited to the participant's account.

A participant of the Plan may borrow 50% of the vested balance in such participant's account with a minimum loan of $1,000, and up to a maximum of $50,000. Participant loans may be unrestricted with a maximum repayment term of 5 years or, for the purchase of a home, with a maximum repayment term of 15 years. If an unrestricted loan is extended past the 5-year period, the balance of the loan at the time of the extension is a taxable distribution. Participant loans bear a fixed rate of interest based on the prime rate ranging from 7.75% to 8.50% at December 31, 1998.

Information about the Plan agreement and the vesting and distribution provisions is contained in the Paymentech Retirement Savings Plan Summary Plan Description booklet that is made available to all Plan participants. Copies of this booklet are available from the Human Resources Department.

Note C -- Investments

The Plan's investments are held by funds administered by Merrill Lynch. Investment choices are directed by the Employee Benefits Committee, consisting of members of management of the Company, based upon recommendations of the trustee and an independent consulting firm, William M. Mercer, Incorporated.

Note D -- Investment Options

Participants may elect to divide contributions between the Plan investment options offered by the Plan through Merrill Lynch. The investment choices offered are: Managers International Equity Fund, Merrill Lynch Capital Fund Class A, Merrill Lynch Basic Value Fund Class A, Merrill Lynch Corporate Bond Fund Intermediate Term Portfolio Class A, Merrill Lynch Retirement Preservation Trust, BANK ONE CORPORATION Common Stock Fund (f/k/a BANC ONE CORPORATION Common Stock Fund) and Paymentech, Inc. Common Stock Fund (f/k/a First USA Paymentech, Inc. Common Stock Fund). Plan participants may elect to direct their contributions (and the Company matching contributions) to any fund or a combination of two or more funds (in 1% denominations). Additionally, participants may revise percentage allocations of investment choices and transfer existing account balances from one fund to the other or any combination of funds on a daily basis.

                      Paymentech Retirement Savings Plan
                   Notes to Financial Statements (continued)

Note E -- Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated December 23, 1998, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and related trust is tax exempt.

Note F -- Reconciliation to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                                                   December 31,     December 31,
                                                                                      1998             1997
                                                                               -------------------------------------
Net assets available for benefits per the financial statements                    $10,654,095         $7,534,695
Amounts allocated to withdrawing participants                                        (137,124)           (18,296)
                                                                               -------------------------------------
Net assets available for benefits per the Form 5500                               $10,516,971         $7,516,399
                                                                               =====================================


The following is a reconciliation of benefits paid directly to participants per the financial statements to the Form 5500:

                                                                                      Year Ended
                                                                                     December 31,
                                                                                        1998
                                                                                 -------------------
Benefits paid directly to participants per the financial statements                    $  951,337
Add:  Amounts allocated to withdrawing participants at
    December 31, 1998                                                                     137,124
Less:  Amounts allocated to withdrawing participants at
    December 31, 1997                                                                     (18,296)
                                                                                  -------------------
Benefits paid directly to participants per the Form 5500                               $1,070,165
                                                                                  ===================

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

Note G -- Year 2000 Issue (Unaudited)

The Plan Administrator is in the process of taking certain steps in order to ensure that the Plan's information systems are prepared to handle year 2000 dates. The Plan Administrator is taking a two phase approach. The first phase addresses internal systems that must be modified or replaced to function
properly.   The Company believes that its internal Plan information systems are currently year 2000 compliant. Costs associated with modifying or replacing software and equipment were not material and were paid by the Company.

For the second phase of the project, Plan management established formal communications with its third party service providers to determine that they have developed plans to address their own year 2000 problems as they relate to the Plan's operations. All third party service providers have indicated that they will be year 2000 compliant by the end of 1999.

                      Paymentech Retirement Savings Plan
                   Notes to Financial Statements (continued)


Notwithstanding the foregoing, there can be no assurances that the representations of third party service providers will be accurate, or that the Plan will have any recourse against such providers if the representations prove to be inaccurate. Furthermore, if adequate modifications of data processing systems of either the Plan, the Plan Administrator, or its service providers are not completed in a timely manner, the year 2000 problem could have a material impact on the operations of the Plan.

Note H -- Subsequent Events

Effective April 1, 1999, the Plan increased its investment choices in mutual funds by adding four additional funds. The additional investment choices are:
Massachusetts Investors Growth Stock Fund, Merrill Lynch Global Value Fund, Merrill Lynch S&P 500 Index Fund and Van Kampen Aggressive Growth Fund. In addition, the Dreyfus Premier Balanced Fund has replaced the Merrill Lynch Capital Fund. Participants with assets allocated to the Merrill Lynch Capital Fund prior to April 1, 1999 were permitted to retain those assets in the Merrill Lynch Capital Fund. Effective April 1, 1999, future contributions allocated to the balanced fund option are invested in the Dreyfus Premier Balanced Fund.

Effective October 1, 1999, the Company will increase the Company contribution to an amount equal to 50% of the first 6% of eligible compensation contributed by each eligible employee.

Paymentech Retirement Savings Plan
Line 27a - Schedule of Assets Held for Investment Purposes
December 31, 1998

EIN: 75-2634189 Plan: 002

                                                                                                                     (e) Current
(a)    (b) Identity of Issuer             (c) Description of Investment                 Units         (d) Cost           Value
-----------------------------------------------------------------------------------------------------------------------------------
*  Merrill Lynch Trust Company of
   Texas

     Merrill Lynch Mutual Funds        Capital Fund Class A                              62,996        $2,071,613        2,167,689
     Merrill Lynch Mutual Funds        Basic Value Fund Class A                         120,630         4,155,432        4,586,361
     Merrill Lynch Mutual Funds        Corporate Bond Fund Intermediate Term             73,369           841,154          856,214
     The Managers Funds                Managers International Equity Fund                24,786         1,155,120        1,210,813
     Merrill Lynch Trust Company       Retirement Preservation Trust                    781,413           781,413          781,413
     BANK ONE CORPORATION              Common Stock, $0.01 par value                      4,618           225,410          235,789
     First USA, Inc.                   Common Stock, $0.01 par value                          1                 2                2
     Paymentech, Inc.                  Common Stock, $0.01 par value                     14,601           288,933          275,585
     Cash Fund                         Cash                                                   -            98,549           98,549
     Pending Settlement Funds          Pending Settlement Fund                            1,344             1,344            1,344
*    Participant Loan Fund             Interest rates ranging from 7.75% to 8.50%       344,661                 -          344,661
                                                                                                       -----------     ------------

                                                                                                       $9,618,970      $10,558,420
                                                                                                       ===========     ============

*    Party in interest

Paymentech Retirement Savings Plan
Line 27d - Schedule of Reportable Transactions
December 31, 1998

EIN: 75-2634189  Plan: 002

                                                                                                          (h) Current Value
                                                                                                            of Asset at     (i) Net
       (a) Party                                                  (c) Purchase  (d) Selling   (g) Cost of   Transaction     Gain or
        Involved                    (b) Description of Assets          Price        Price         Asset*       Date         (Loss)
-----------------------------------------------------------------------------------------------------------------------------------
Category (iii) - Series of investment transactions in excess of
---------------------------------------------------------------
5% of plan assets:
------------------
Merrill Lynch Trust        Merrill Lynch Capital Fund Class A
Company of Texas              261 Transactions                      $ 907,944                  $ 907,944   $  907,944

Merrill Lynch Trust        Merrill Lynch Capital Fund Class A
Company of Texas              252 Transactions                                 $   273,598       260,789      273,598     $12,809

Lynch Trust                Merrill Lynch Basic Value Fund Class A
Company of Texas              282 Transactions                      1,799,707                  1,799,707    1,799,707

Merrill Lynch Trust        Merrill Lynch Basic Value Fund Class A
Company of Texas              252 Transactions                                     735,237       682,881      735,237      52,356

Merrill Lynch Trust        Merrill Lynch Corporate Bond Fund
                           Intermediate Term
Company of Texas              217 Transactions                        358,882                    358,882      358,882

Merrill Lynch Trust        Merrill Lynch Corporate Bond Fund
                           Intermediate Term
Company of Texas              201 Transactions                                     324,994       321,480      324,994       3,514

The Managers Funds         Managers International Equity Fund
                              222 Transactions                        564,950                    564,950      564,950

The Managers Funds         Managers International Equity Fund
                              192 Transactions                                     134,749       123,256      134,749      11,493

Merrill Lynch Trust        Merrill Lynch Retirement Preservation
                           Trust
Company of Texas              341 Transactions                        429,730                    429,730      429,730


Merrill Lynch Trust        Merrill Lynch Retirement Preservation
                           Trust
Company of Texas              176 Transactions                                     309,743       309,743      309,743           -


There were no category (i), (ii) or (iv) transactions during the year ended December 31, 1998.
Column (e) and (f) are not applicable.
* Investment cost is determined using the average cost method

                                  Signatures


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefits plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                                  Paymentech Retirement Savings Plan


Date:  June 28, 1999              /s/ Kathryn J. Kessler
                                  ---------------------------------------------
                                  Kathryn J. Kessler
                                  Chief Financial Officer
                                  Paymentech, Inc.